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                             Goldstein & DiGioia LLP
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                              Fax No.: 212-557-0295


                                                                October 24, 2005
Via Fax and EDGAR
Mr. Thomas Flinn
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

                Re:   Primary Business Systems, Inc.
                      Form 10-KSB For Fiscal Year ended December
                      31, 2004 Form 10-QSB for Quarterly Period
                      Ended March 31, 2005 Form 10-QSB for
                      Quarterly Period Ended June 30, 2005 File
                      0-25523

Sir:

We have been requested by our client, PBS Holding, Inc. (formerly Primary Business Systems, Inc.) to respond to Staff's comment letter of September 28, 2005. We thank you for your grant of an extension to provide our response. Further, please note that the Company has changed its name to PBS Holding, Inc. effective September 29, 2005.

We respond following the sequence to your numbered comments.

Comment 1
      Form 10-KSB for the fiscal year Ended December 31, 2004 Note 1 - Organization and Nature of Business, page F-9

Please tell us how you valued the restricted shares that were issued for the acquisition of AHJR Inc in 2003 at a price of $.0001 per share. We note other restricted stock issuances in 2003 were valued at $.05 per share.

Response

The transaction to which you refer was completed in year 2003, as you noted. The actual transaction value was $7,240. Because of the share par value, the stockholders equity "value" was $72,400. In the Statement of Stockholders' Equity you will note this value, with an amount due under Additional Paid-In capital of $65,160.

With respect to other sales of stock, these transactions were negotiated by the Company with third parties at various times. The Company's Common Stock during such period was (and continues to be) thinly traded, with prices hovering at the $.05 figure. However, the AHJR transaction was with the principal shareholders of the Company who would be receiving restricted shares. Unlike the transactions with non-affiliated parties who could eventually sell these securities under Rule 144, these shares would continue to be restricted under Rule 144. In the opinion of the sellers of AHJR, Inc. these restrictions dictated a lesser value to the shares being issued than "fair market value" of market traded securities or securities which could be sold under Rule 144. The Board of Directors agreed to this valuation.

Comment 2

Form 10-KSB December 31, 2004
Note 4 - Goodwill, page F-13

Please explain to us which acquisitions resulted in the goodwill recorded in your financial statements. To the extent goodwill results from the combinations with shell companies, please advise us why you accounted for these transactions as business combinations rather than as recapitalizations.

Response

The two acquisitions involved are:

          Acquisition of 100% interest in Primary Business
          Systems LLC                                        $550,000

          Acquisition of 100% interest in AHJR, Inc.            7,240
                                                             --------

          Total                                              $557,240
                                                             ========


Acquisition of 100% interest in Primary Business Systems LLC ("PBS LLC")

In the case of the acquisition of 100% interest in PBS LLC, the Company had previously experienced a majority change in ownership and control. Ownership and control had passed from Pine Services, Ltd. to the individual members of PBS LLC. This first transaction pursuant to agreements was entered into in September, 2002 between the owners of PBS LLC with a majority shareholder of the Company. In November 2002, the individual members of PBS LLC in a separate transaction sold their interests in PBS LLC to the Company in exchange for shares of common stock in the Company. PBS LLC became a wholly-owned subsidiary of the Company.

The Company evaluated the market and industry of PBS LLC and its Board of Directors arrived at a fair value. All parties concurred in the fair value of PBS LLC at an amount of $550,000 in


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

excess of all other assets, net of liabilities, of PBS LLC.

The Company took the position that these transactions were a business combination and thus fell under the guidelines of FASB 141. In the opinion of management and the Company's auditors, they believe that the nature of these transactions meet more of the criteria of a business combination than one of a recapitalization. The Company recognizes this as a reverse acquisition for financial reporting purposes even though it recognized goodwill in the transaction because of the extenuating circumstances of the debt and stock commitments that were part of the transaction.

Following the guidelines of FASB 141 dealing with business combinations, the Company recognized goodwill on the books and records at $550,000 in the acquisition of PBS LLC. Further, following the also recently enacted guidelines of FASB 142 dealing with goodwill and other intangible assets, the Company determined the goodwill has an indefinite life and nothing has been amortized or written off because it does not fall under amortization guidelines and the fair value has not been impaired.

Acquisition of AHJR.

The stock issued for the purchase of the assets of AHJR, Inc. (d/b/a Concord Staffing) was for the net book value which approximated the fair market value of this entity at the date of purchase. The total fair market value and book value of AHJR Inc. was $7,240. In connection with the issuance of the shares as the purchase price, the issuance of the common stock had to be recorded at par ($72,400) and the offset was to additional paid in capital of a negative amount of $65,160 and to goodwill for $7,240.

Comment 3.
Signatures Page F-18.

Please amend the signature page to update Amanda Sinclair's signature page to 2005.

Response

Please note we filed an amendment to the Form 10-KSB on October 5, 2005 to make the requested correction.

Comment 4.
Exhibit 32.

Please amend this certification to reference the annual report for the year ended December 31, 2004.


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

Response

Please note we filed an amendment to the Form 10-KSB on October 5, 2005 to make the requested correction.

Comment 5.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Please amend this certification to reference the quarterly report for the period ended March 31, 2005.

Response

We expect to file an amendment within the next few days in response to your comment. Please advise whether we file the entire 10-QSB or just the certification.

On behalf of the Company, we have been authorized by management to confirm to Staff the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission under the Securities Exchange Act;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We will also file this letter via EDGAR.

Should you have any further questions or comments, please do not hesitate to contact the undersigned.

                                                         Sincerely,

                                                         /s/ Brian C. Daughney

                                                         Brian C. Daughney

cc:      Mr. Rick Matthews (via email)
         Mr. Richard Sellers (via email)


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